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July 9, 2013

Mr. John Reynolds

Assistant Director

United States Securities and

Exchange Commission

Washington, D.C. 20549

Re:

Pacific Gold Corp.

Preliminary Proxy Statement on Schedule 14A

Filed June 12, 2013

File No. 000-32629

Dear Mr. Reynolds:

Our client, Pacific Gold Corp., a Nevada corporation (the “Company”), has forwarded to me your letter to the Company of June 27, 2013, in which you set forth several comments.  I am responding to the comments on behalf of the Company.  Each of the comments is reproduced below with the Company’s response thereafter.

If you have further questions about this response, please forward them to me as well as to the company.  My email address is ahudders@golenbock.com, and my telephone number is 212-907-7349.

Proposal II Approval of an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 3,000,000,000 to 10,000,000,000, page 6

1.

Please disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the convertible promissory notes.

Response:  The Preliminary Proxy Statement has been revised to indicate that the Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible promissory notes. It is noted however, that the note holders have the right to convert the principal and interest into shares of common stock prior to the date on which payment is due.

2.

We note your added disclosure that the increase in authorized shares will also be used to issue up to 3,000,000,000 shares of common stock upon exercise of 300,000 shares of Series A Convertible Preferred Stock. Please describe the transaction and the material terms of the preferred stock. Please also tell us where you have filed the agreement for this transaction.

Response:  The Preliminary Proxy Statement has been revised to describe the material terms of the Series A Preferred Stock. The issuance of the Series A Preferred Stock was disclosed in, and a copy of the Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock was filed as Exhibit 3.1 with, the Company’s Current Report on From 8-K filed with the Commission on June 10, 2013.

Securities and Exchange Commission

July 9, 2013

3.

We note your response to comment 1 in our letter dated June 3, 2013. Please disclose the balance and interest owed to your affiliates on the convertible notes under the heading Interest of Certain Persons in Matters to be Acted Upon. Also describe the preferred stock transaction under that heading.

Response:  The Preliminary Proxy Statement has been revised, under the heading Interest of Certain Persons in Matters to be Acted Upon, to disclose the balance and interest owed to the Company’s affiliates on the convertible notes and also to describe the preferred stock transaction.

4.

In your response to comment 3 in our letter dated June 3, 2013, you state that, to the company’s knowledge, none of the note holders is in the business of buying and selling securities. However, numerous media reports reflect that Asher Enterprises, Inc. and Magna Group, LLC appear to be engaged in such business. Furthermore, we note in your response that Asher and Magna no longer hold the 351,746,132 shares previously issued to them upon conversion of certain convertible promissory notes during the quarter ended March 31, 2013. As previously requested in our comment, disclose in the filing a materially complete description of the relationship between the company and these investors.

Response:  The Preliminary Proxy Statement has been revised to include a materially complete description of the relationship between the Company and each of Asher Enterprises, Inc. and Magna Group, LLC.

5.

In your response to comment 3 in our letter dated June 3, 2013, you state that Asher and Magna were issued 351,746,132 shares upon conversion of certain convertible notes. Please describe these notes and transactions, including any assignments, or if the notes are included in the table under Convertible Promissory Notes, please add columns in the table that disclose the original balance, the amount converted, the conversion ratio for the amount converted, and the number of shares issued. Also, disclose the number of shares potentially issuable under each of the convertible notes without regard to the blocking provisions.

Response:  The 351,746,132 shares in question were already issued and outstanding as of March 31, 2013 and the material terms of these transactions have already been disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 21, 2013, as filed with the Commission on May 15, 2013. As these notes have already been converted and the underlying share have already been issued, they were not included in the Convertible Promissory Notes table as they bear no relevance with the proposal before the stockholders regarding an increase in the number of authorized shares of the Company’s common stock. Furthermore, any discussion regarding these already converted notes in the Proxy Statement could be potentially misleading to investors who might misconstrue that these notes are still outstanding and their underlying shares are potentially issuable. Accordingly, the Company respectfully declines to include a discussion of these notes in the Preliminary Proxy Statement. Also, please note that the column entitled “No. of Shares Potentially Issuable” of the Convertible Note table discloses the number of shares potentially issuable under each of the convertible notes without regard to the blocking provisions.

6.

In your response to comment 3 in our letter dated June 3, 2013, you disclose the percentage of total shares potentially issuable under the convertible notes compared to the total shares held by non-affiliates. Please include this information in the filing (without the blocking provisions) and explain how these percentages were calculated. Also include this information for the Series A preferred stock issuance.

Response:  The Preliminary Proxy Statement has been revised to disclose the percentage of total shares potentially issuable under the convertible notes and Series A Preferred Stock, as applicable, compared to the total shares held by non-affiliates and the method of calculation.

Securities and Exchange Commission

July 9, 2013

7.

In your response to comment 3 in our letter dated June 3, 2013, you provided us with a table of the periodic reports indicating where the agreements for the convertible notes were filed. Please tell us the exhibit number and where the exhibits were originally filed for each convertible note transaction.

Response:  See below.

Note Holder	Date	Periodic Report	Exhibit No.
Jabi	May 01, 2012	Transactions with Jabi are disclosed in every 10-K and 10-Q as related party transactions	Exhibit 4.6 to Form 10-K/A filed on Sept. 13, 2012
Richard Jagodnik	April 25, 2012	Form 8-K, filed on May 17, 2012	Not filed; Same form as Exhibit 4.6 to Form 10-K/A filed on Sept. 13, 2012
Richard Jagodnik	March 25, 2013	Form 8-K, filed on April 1, 2013	Exhibit 4.2 to Form 8-K filed on April 1, 2013
Al Landau	May 11, 2012	Form 8-K, filed on May 17, 2012	Not filed; Same form as Exhibit 4.6 to Form 10-K/A filed on Sept. 13, 2012
Al Landau	Dec. 05, 2012	The issuance of this note was not separately disclosed as it represents a consolidation of previously issued notes	Not filed; Same form as Exhibit 4.6 to Form 10-K/A filed on Sept. 13, 2012
Al Landau	April 22, 2013	Form 8-K, filed on April 23, 2013	Exhibit 10.1 to Form 8-K filed on April 23, 2013
Asher	Sept. 10, 2012	Form 10-K/A for the year ended December 31, 2012, filed on April 11, 2013	Not filed; Substantially similar to Exhibit 4.5 to Form 10-K/A filed on Sept. 13, 2012
Asher	Nov. 2, 2012	Form 8-K, filed on Nov. 8, 2012	Not filed; Substantially similar to Exhibit 4.5 to Form 10-K/A filed on Sept. 13, 2012
Asher	Dec. 11, 2012	Form 10-K/A for the year ended December 31, 2012, filed on April 11, 2013	Not filed; Same form as Exhibit 4.5 to Form 10-K/A filed on Sept. 13, 2012
Asher	Feb. 05, 2013	Form 8-K, filed on Feb. 14, 2013	Not filed; Substantially similar to Exhibit 4.5 to Form 10-K/A filed on Sept. 13, 2012
Asher	March 19, 2013	Form 8-K, filed on April 1, 2013	Not filed; Substantially similar to Exhibit 4.5 to Form 10-K/A filed on Sept. 13, 2012
Magna	April 12, 2013	Form 8-K, filed on April 23, 2013	Exhibit 10.2 to Form 8-K filed on April 23, 2013

Security Ownership of Certain Beneficial Owners and Management, page 20

8.

We note your response to comment 3 in our letter dated June 3, 2013. Please disclose in the footnotes to the table the percentage beneficial ownership held by each owner, assuming issuance of shares underlying the convertible securities within 60 days. Also disclose in footnote (2) the number of shares underlying the convertible note.

Response:  The Beneficial Ownership table of the Preliminary Proxy Statement has been revised to disclose the percentage beneficial ownership held by each owner, assuming issuance of shares underlying the convertible securities within 60 days and also to disclose in footnote (2) the number of shares underlying the convertible note.

Securities and Exchange Commission

July 9, 2013

9.

We note in the certificate of designations that the holder of Series A preferred stock is entitled to vote on shareholder matters equal to the number of shares of common stock into which the holder's shares of Series A preferred stock can be converted. Please disclose Robert Landau’s percentage voting power based on his preferred stock ownership and on a combined basis with his common stock ownership.

Response:  The Beneficial Ownership table of the Preliminary Proxy Statement has been revised to disclose Mr. Landau’s percentage voting power based solely on his preferred stock ownership. Mr.  Landau’s percentage voting power based on his combined preferred stock and common stock ownership is 53.9%, as previously disclosed.

Executive Compensation, page 21

10.

We note your response to comment 4 in our letter dated June 3, 2013. Please amend your Form 10-K for the fiscal year ended December 31, 2012 to reflect the accurate executive compensation. See Rule 12(b)-15 of the Exchange Act. Also revise your Form 10-K and preliminary proxy statement to reflect the information you provided in your response regarding the payment of shares in lieu of cash, the exchange ratio and the discount to market price. In addition, clarify in both of your filings how the amount of $598,349.90 in earned, but unpaid salary, was calculated. See Instruction 2 to Item 402(n)(2)(iii) of Regulation S-K.

Response:  The Summary Compensation table of the Preliminary Proxy Statement has been revised to include information regarding the payment of shares in lieu of cash, the exchange ratio and the discount to market price. The Company will amend its Form 10-K for the fiscal year ended December 31, 2012 to accurately reflect its executive compensation disclosure.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew D. Hudders

Andrew D. Hudders